GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP

INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306

(202) 955-8500

www.gibsondunn.com

blane@gibsondunn.com

January 5, 2007

Direct Dial	Client No.
(202) 887-3646	C 39267-00038

Fax No.

(202) 530-9589

VIA EDGAR AND OVERNIGHT MAIL

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

100 F Street, N.W., Mail Stop 6010

Washington, D.C. 20549

Re:	Horace Mann Educators Corporation

Form 10-K for the fiscal year ended December 31, 2005

Filed March 16, 2006

File No. 001-10890

Dear Mr. Rosenberg:

On behalf of Horace Mann Educators Corporation (the “Company”), we transmit herein the Company’s responses to the comments in your December 4, 2006 letter. For ease of reference, the numbered paragraphs below correspond to the numbered comments in your letter, with your comments presented in bold followed by the related response.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page F-2

Critical Accounting Policies, page F-5

Liabilities for Property and Casualty Claims and Claim Settlement Expenses, page F-5

1.	We believe your disclosure in the Critical Accounting Estimates section of MD&A regarding the estimation of the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe in order to meet the

LOS ANGELES   NEW YORK   WASHINGTON, D.C.   SAN FRANCISCO   PALO ALTO

LONDON   PARIS   MUNICH   BRUSSELS   ORANGE COUNTY   CENTURY CITY   DALLAS   DENVER

GIBSON, DUNN & CRUTCHER LLP

United States Securities and Exchange Commission

January 5, 2007

principal objectives of MD&A this disclosure should enable the investor to understand 1) management’s method for establishing the estimate; 2) whether and if so to what extent and why management has adjusted their assumptions used to determine the estimate from the assumptions used in the immediately preceding period and 3) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please keep these points in mind in providing us your response to comments listed below. Please provide us, in disclosure-type format, the following information for each material line of business and also consider providing any additional information, in disclosure-type format, to achieve this objective.

a.	Please expand your discussion regarding the methods you used to determine your reserve for loss and loss adjustment expense to include the following:

1.	Explain how the methods you use for your short-tail business differ from the methods you use for your long-tail business.

2.	Clarify which methods were used to record your reserves. Include why you selected each methodology over any of the other methodologies and whether the same methodology was used for all periods. Disclose the range of outcomes produced using these various methodologies.

3.	Describe the methods you use to calculate the IBNR reserve for each material line of business. For example, we understand that some companies may calculate this reserve by estimating the ultimate unpaid liability first and then reducing that amount by cumulative paid claims and by case reserves, but there may be other methods as well.

b.	Describe management’s policy, if any, for adjusting the liability for unpaid claims and claim adjustment expenses to an amount that is different than the amount determined by its actuaries.

1.	If such a policy exists, describe the method used by management to determine the adjustment and the extent to which it relies on objective versus subjective determinations. Such adjustments may include, but not be limited to, an incremental provision, a reduction in the liability, or a reversal of a previously recorded adjustment.

2.	If adjustments or reversals are made, include MD&A disclosure that identifies the amount of the adjustment or reversal, the method used by management to determine it, and the specific underlying reasons that explain why management believes the adjustment or reversal is necessary.

c.	It appears that you have significantly revised your provision for losses of insured events of prior years. Please provide the following to explain the reasons for your favorable development in 2005 and adverse development in 2003:

GIBSON, DUNN & CRUTCHER LLP

United States Securities and Exchange Commission

January 5, 2007

1.	Identify and describe in reasonable specificity the nature and extent of a) new events that occurred or b) additional experience/information obtained since the last reporting date that led to the change in estimates.

2.	Ensure your disclosure clarifies the timing of the change in estimate such as why recognition occurred in the periods that it did and why recognition in earlier periods was not required.

d.	We note that you identify certain assumptions for the overall loss reserving process. Please identify and describe the key assumptions that materially affect the estimate of the reserve for loss and loss adjustment expenses for each line of business. In addition please disclose the following:

1.	For each of your key assumptions quantify and explain what caused them to change from the assumptions used in the immediately preceding period. Please note that this discussion should supplement, rather than duplicate the disclosure provided responsive to Industry Guide 6.

2.	Explicitly identify and discuss key assumptions as of the latest balance sheet date that are premised on future emergence that are inconsistent with historical loss reserve development patterns and explain why these assumptions are now appropriate given the inconsistency identified.

RESPONSE:

In the next Annual Report on Form 10-K, the Company will provide additional disclosure (see bolded additional disclosure) related to Liabilities for Property and Casualty Claims and Claim Settlement Expenses.

Rider 1A

Liabilities for Property and Casualty Claims and Claim Settlement Expenses

Underwriting results of the property and casualty segment are significantly influenced by estimates of the Company’s ultimate liability for insured events. There is a high degree of uncertainty inherent in the estimates of ultimate losses underlying the liability for unpaid claims and claim settlement expenses. This inherent uncertainty is particularly significant for liability-related exposures due to the extended period, often many years, that transpires between a loss event, receipt of related claims data from policyholders and ultimate settlement of the claim. Reserves for property and casualty claims include provisions for payments to be made on reported claims (case reserves), claims incurred but not yet reported (“IBNR”) and associated settlement expenses (together “loss reserves”). The process by which these reserves are established requires reliance upon estimates based on known facts and on interpretations of circumstances, including the Company’s experience with similar cases and historical trends

GIBSON, DUNN & CRUTCHER LLP

United States Securities and Exchange Commission

January 5, 2007

involving claim payments and related patterns, pending levels of unpaid claims and product mix, as well as other factors including court decisions, economic conditions and public attitudes.

The Company believes the property and casualty loss reserves are appropriately established based on available facts, laws, and regulations. The Company calculates and records a single best reserve estimate, in conformity with generally accepted actuarial standards, for each line of business and its components (coverages and perils) for reported losses and for IBNR losses and as a result believe no other estimate is better than the recorded amount. Due to uncertainties involved, the ultimate cost of losses may vary materially from recorded amounts.

The Company continually updates loss estimates using both quantitative and qualitative information from its reserving actuaries and information derived from other sources. Adjustments may be required as information develops which varies from experience, or, in some cases, augments data which previously were not considered sufficient for use in determining liabilities. The effects of these adjustments may be significant and are charged or credited to income for the period in which the adjustments are made. The aggregation of these loss estimates forms the reserve recorded in the accompanying consolidated balance sheet.

Numerous risk factors will affect more than one product line. One of these factors is changes in claim department practices, including claim closure rates, number of claims closed without payment, the use of outside claims adjusters, and the level of needed case reserve estimated by the adjuster. Other risk factors include changes in claim frequency, changes in claim severity, regulatory and legislative actions, court actions, changes in economic conditions and trends (medical costs, labor rates, the cost of materials), the occurrence of unusually large or frequent catastrophic loss events, timeliness of claim reporting, the state in which the claim occurred, and degree of claimant fraud. The extent of the impact of a risk factor will also vary by coverages within a product line. Individual risk factors are also subject to interactions with other risk factors within product line coverages.

While all product lines are exposed to these risks, there are some loss types or product lines for which the financial affect will be more significant. For instance, the use of outside adjusters for large catastrophe losses adds a level of risk to this loss type not present when employee adjusters handle claims. Also, given the relatively large proportion (approximately 65%) of the Company’s reserves that are in the longer-tail auto liability coverages, regulatory and court actions and changes in economic conditions and trends could be expected to impact this product line more extensively than others.

Detailed discussion of the impact of adjustments recorded during recent years is included in “Results of Operations for the Three Years Ended December 31, 2005 — Benefits, Claims and Settlement Expenses” and in the “Notes to Consolidated Financial Statements — Note 3 —

GIBSON, DUNN & CRUTCHER LLP

United States Securities and Exchange Commission

January 5, 2007

Property and Casualty Unpaid Claims and Claim Expenses” listed on page F-1 of this report. Due to the nature of the Company’s personal lines business, the Company has no exposure to claims for toxic waste cleanup, other environmental remediation or asbestos-related illnesses other than claims under homeowners insurance policies for environmentally related items such as mold.

The Company completes a detailed study of property and casualty reserves based on information available at the end of each quarter and year. Trends of reported losses (paid amounts and case reserves on claims reported to the Company) for each accident year are reviewed and ultimate loss costs for those accident years are estimated. For 2001 through 2005, the Company engaged an independent property and casualty actuarial consulting firm to prepare an independent study of the Company’s property and casualty reserves at June 30 and December 31 of each year. Beginning in 2006, the independent actuarial consulting firm will prepare an independent study of reserves at December 31, supplemented by other analyses throughout the year.

Reserves are established for claims as they occur for each line of business based on estimates of the ultimate cost to settle the claims. The actual loss results are compared to prior estimates and differences are recorded as reestimates. The primary actuarial techniques (development of paid loss dollars, development of reported loss dollars, methods based on expected loss ratios, and methods utilizing frequency and severity of claims) used to estimate reserves and provide for losses are applied to actual paid losses and reported losses (paid losses plus individual case reserves set by claim adjusters) for an accident year or a calendar year to create an estimate of how losses are likely to develop over time. An accident year refers to classifying claims based on the year in which the claim occurred. A calendar year refers to classifying claims based on the year in which the claims are reported. Both classifications are used to prepare estimates of required reserves for payments to be made in the future. For estimating short-tail coverage reserves (i.e. homeowners and auto physical damage), which comprise approximately 35 percent of the total loss reserves, the primary actuarial technique utilized is the development of paid loss dollars due to the relatively quick claim settlement period. As it relates to estimating long-tail coverage reserves (i.e. auto liability), which comprise approximately 65 percent of the total loss reserves, the primary actuarial technique utilized is the development of reported loss dollars due to the relatively long claim settlement period.

In all of the loss estimation techniques referred to above, a ratio (development factor) is calculated which compares current results to results in the prior period for each accident year. Various development factors, based on historical results, are multiplied by the current experience to estimate the development of losses of each accident year from the current time period into the next time period. The development factors for the next time period for each accident year are compounded over the remaining calendar years to

GIBSON, DUNN & CRUTCHER LLP

United States Securities and Exchange Commission

January 5, 2007

calculate an estimate of ultimate losses for each accident year. Occasionally, unusual aberrations in loss patterns are caused by factors such as changes in claim reporting, settlement patterns, unusually large losses, process changes, legal or regulatory environment changes, and other influences. In these instances, analyses of alternate development factor selections are performed to evaluate the effect of these factors, and actuarial judgment is applied to make appropriate development factor assumptions needed to develop a best estimate of ultimate losses. Paid losses are then subtracted from estimated ultimate losses to determine the indicated loss reserves. The difference between indicated reserves and recorded reserves is the amount of reserve reestimate.

Reserves are reestimated quarterly. When new development factors are calculated from actual losses, and they differ from estimated development factors used in previous reserve estimates, assumptions about losses and required reserves are revised based on the new development factors. Changes to reserves are recorded in the period in which development factor changes result in reserve reestimates.

Numerous actuarial estimates of the types described above are prepared each quarter to monitor losses for each line of business (coverages and perils) and for reported losses and IBNR. Often, several different estimates are prepared for each detailed component, incorporating alternative analyses of changing claim settlement patterns and other influences on losses, from which the Company selects the best estimate for each component, occasionally incorporating additional analyses and actuarial judgment, as described above. These estimates also incorporate the historical impact of inflation into reserve estimates, the implicit assumption being that a multi-year average development factor represents an adequate provision. Based on the Company’s review of these estimates, as well as the review of the independent reserve studies, the best estimate of required reserves for each line of business and its components (coverages and perils) is determined by Management and is recorded for each accident year, and the required reserves for each component are summed to create the reserve balances carried on the accompanying consolidated balance sheet.

Based on the Company’s products and coverages, historical experience and modeling of various actuarial methodologies used to develop reserve estimates, the Company estimates that the potential variability of the property and casualty loss reserves, excluding the unprecedented hurricane losses experienced in 2005 and 2004, within a reasonable probability of other possible outcomes, may be approximately plus or minus 6%, or plus or minus approximately $12 million in net income. Although this evaluation reflects the most likely outcomes, it is possible the final outcome may fall below or above these estimates.

As noted above, there are a number of assumptions involved in the determination of the Property and Casualty liability for unpaid claims and claim settlement expense (“loss reserves”).

GIBSON, DUNN & CRUTCHER LLP

United States Securities and Exchange Commission

January 5, 2007

Among the key factors affecting recorded loss reserves for both long-tail and short-tail related coverages, claim severity is of particular significance. Management estimates that a 2 percent change in loss severity for the most recent 36-month period would result in a change in the estimated loss reserves of between $6.0 million and $10.0 million for long-tail liability related exposures (auto liability coverages) and between $3.0 million and $4.0 million impact in the estimated loss reserves for short-tail liability related exposures (homeowners and auto physical damage coverages). Actual results may change, depending on the magnitude and direction of the deviation.

The Company’s liabilities for property and casualty unpaid claims and claim settlement expenses were as follows:

	December 31, 2005			December 31, 2004
	Case Reserves	IBNR Reserves	Total (1)	Case Reserves	IBNR Reserves	Total (1)
Automobile liability	$77.3	$144.3	$221.6	$88.8	$138.4	$227.2
Automobile other	13.9	5.7	19.6	13.7	2.7	16.4
Homeowners	14.4	52.0	66.4	17.0	44.0	61.0
All other	7.6	27.5	35.1	5.0	25.4	30.4

Total	$113.2	$229.5	$342.7	$124.5	$210.5	$335.0

(1)	These amounts are gross, before reduction for ceded reinsurance reserves.

The facts and circumstances leading to the Company’s reestimate of reserves relate to revisions to the development factors used to predict how losses are likely to develop from the end of a reporting period until all claims have been paid. Reestimates occur because actual loss amounts are different than those predicted by the estimated development factors used in prior reserve estimates. At December 31, 2005, the impact of a reserve reestimation resulting in a one percent increase in net reserves would be a decrease of approximately $2.0 million in net income. A reserve reestimation resulting in a one percent decrease in net reserves would increase net income by approximately $2.0 million.

Favorable reserve reestimates increased net income by approximately $8.5 million in 2005 primarily as the result of actual loss frequency trends in both the voluntary automobile and property lines of business that were better than expected.

Unfavorable reserve reestimates decreased net income by approximately $2.5 million in 2004 primarily as the result of reflecting additional medical information related to a single liability claim that occurred over 15 years previously.

Unfavorable reserve reestimates decreased net income by $36.6 million in 2003 primarily as the result of actual loss severity trends in automobile liability coverages from the 2001 and 2002 accident years that were worse than expected.

GIBSON, DUNN & CRUTCHER LLP

United States Securities and Exchange Commission

January 5, 2007

Information regarding the Company’s property and casualty segment claims and claims settlement expense reserve development is located in “Business — Property and Casualty Segment — Property and Casualty Reserves”.

Deferred Policy Acquisitions Costs and Value of Acquired Insurance in Force and Interest-Sensitive Life Products, page F-7.

2.	You provide some sensitivity analysis for targeted market performance. We note in your disclosure that other factors could also have a material impact on the amortization of these assets. Please provide to us in disclosure type format a revised discussion that includes the reasonably likely impact that each of the factors you discuss as critical in your disclosure would have. Please note that such sensitivity should be based on the reasonably likely differences not arbitrarily selected deviations. Please explain to us what the “valuations of annuity deferred policy acquisitions costs” discussed on page F-18 are and how they affected this estimate.

RESPONSE:

In the next Annual Report on Form 10-K, the Company will provide additional sensitivity analysis (see bolded additional disclosure) related to annuity interest rate spreads. Sample proposed disclosure is provided below.

Rider 2A

In the event actual experience differs significantly from assumptions or assumptions are significantly revised, the Company may be required to record a material charge or credit to amortization expense for the period in which the adjustment is made. As noted above, there are key assumptions involved in the valuation of capitalized policy acquisition costs and the Annuity VIF. As examples of the potential volatility of this amortization, assuming all other assumptions are met, (1) a 1% deviation from the targeted financial market performance for the underlying mutual funds of the Company’s variable annuities would currently impact amortization between $0.15 million and $0.25 million, and (2) a 10 basis point deviation in the annual targeted interest rate spread assumption would currently impact amortization between $0.2 million and $0.3 million. These results may change depending on the magnitude and direction of the deviations but represent a range of reasonably likely experience for the noted assumptions. Detailed discussion of the impact of adjustments to the amortization of capitalized acquisition costs and Annuity VIF is included in “Results of Operations for the Three Years Ended December 31, 2005 — Amortization of Policy Acquisition Expenses and Intangible Assets”.

In addition, the “valuations of annuity deferred policy acquisition costs” discussed on page F-18 refer to the routine unlocking process that the Company performs in estimating future

GIBSON, DUNN & CRUTCHER LLP

United States Securities and Exchange Commission

January 5, 2007

gross profits. Market performance and interest rate spreads are two assumptions that impact this valuation.

Liquidity and Financial Resources

Contractual Obligations, page F-23

3.	Please provide to us a revised table of contractual obligations that includes all of the obligations listed separately in the three tables on pages F-23, F-24, and F-25. For the information in the table on page F-25, please include this information on a gross basis instead of the current net presentation.

RESPONSE:

In the next Annual Report on Form 10-K, the Company will disclose all of its contractual obligations in a single table. In addition, the information in the table on page F-25 will be included on a gross basis instead of the current presentation. Sample proposed disclosure is provided below.

RIDER 3A

CONTRACTUAL OBLIGATIONS

	Payments Due By Period As of December 31, 2005
	Total	Less Than 1 Year (2006)	1 - 3 Years (2007 and 2008)	3 –5 Years (2009 and 2010)	More Than 5 Years (2011 and beyond)
Fixed annuities and fixed option of variable annuities (1)	$3,168.4	$107.9	$244.3	$263.5	$2,552.7
Supplemental contracts (1)	289.1	36.5	59.0	44.3	149.3
Life insurance policies (1)	2,202.9	70.4	147.5	148.1	1,836.9
Property and casualty claims and claim adjustment expenses (1)	342.7	186.8	126.2	26.1	3.6
Short-term Debt Obligations (2):
Bank Credit Facility (expires May 30, 2009)	—	—	—	—	—
Long-Term Debt Obligations (2):
Senior Convertible Notes Due May 14, 2032 (3)	249.7	3.5	1.7	—	244.5
Senior Notes Due June 15, 2015	118.1	4.5	9.1	9.1	95.4
Operating lease obligations (4)	7.8	4.5	3.1	0.2	—
Purchase obligations	0.5	0.5	—	—	—

Total	$6,379.2	$414.6	$590.9	$491.3	$4,882.4

(1)	This information represents estimates of both the amounts to be paid to policyholders and the timing of such payments.

GIBSON, DUNN & CRUTCHER LLP

United States Securities and Exchange Commission

January 5, 2007

See additional discussion below.

(2)	Includes principal and interest.
(3)	Holders of the Senior Convertible Notes may require HMEC to purchase all or a portion of their Senior Convertible Notes on either May 14, 2007, 2012, 2017, 2022, or 2027 as further described in “Notes to Consolidated Financial Statements — Note 4 — Debt” listed on page F-1 of this report.
(4)	The Company has entered into various operating lease agreements, primarily for real estate (agency and claims offices across the country and portions of the home office complex) and also for computer equipment.

Future Policy Benefits and Claims - Life and Annuity Segments

The following table duplicates information above and summarizes the Company’s life and annuity contractual obligations and commitments as of December 31, 2005 expected to be paid in the periods presented. Payment amounts reflect the Company’s estimate of undiscounted cash flows related to these obligations and commitments. Balance sheet amounts were determined in accordance with GAAP and in many cases differ significantly from the summation of undiscounted cash flows. The most significant difference relates to future policy benefits related to life insurance, which includes discounting.

	Estimated Payments by Period As of December 31, 2005
	Total	Less Than 1 Year (2006)	1 - 3 Years (2007 and 2008)	3 - 5 Years (2009 and 2010)	More Than 5 Years (2011 and beyond)
Fixed annuities and fixed option of variable annuities	$3,168.4	$107.9	$244.3	$263.5	$2,552.7
Supplemental contracts	289.1	36.5	59.0	44.3	149.3
Life insurance	2,202.9	70.4	147.5	148.1	1,836.9

Total	$5,660.4	$214.8	$450.8	$455.9	$4,538.9

A significant portion of policy contract benefits to be paid do not have stated contractual maturity dates and may not result in any ultimate payment obligation. Amounts reported herein represent estimated undiscounted cash flows out of the Company’s general account related to death, surrender, annuity and other benefit payments under policy contracts in force at December 31, 2005. Separate account payments are not reflected herein due to the matched nature of these obligations and the fact that the contract owners maintain the investment risk of such deposits. Estimated payment amounts reported herein were developed based on review of historical results experienced by the Company and the related contractual provisions. Significant assumptions incorporated in the reported amounts include: future policy lapse rates (including the impact of customer decisions to make future premium payments to keep the related policies in force), coverage levels remaining unchanged from those provided under contracts in force at December 31, 2005, future interest crediting rates, and the estimated timing of payments. Actual amounts will vary, potentially in a significant manner, from the amounts indicated due to deviations between assumptions and actual results and the addition of new business in future periods.

GIBSON, DUNN & CRUTCHER LLP

United States Securities and Exchange Commission

January 5, 2007

Assumptions for future interest crediting levels have been made based on processes consistent with the Company’s past practices, which are at the discretion of the Company, subject to guaranteed minimum crediting rates in many cases and/or subject to contractually obligated rates for specified periods of time. Many of the contracts with potentially accelerated timing of payments are subject to surrender charges which are generally calculated as a percentage of account values withdrawn and are assessed at declining rates during the first five to ten years after contract issuance. Amounts disclosed herein include an estimate of those accelerated payments, net of applicable surrender charges. See “Note 1 — Summary of Significant Accounting Policies — Future Policy Benefits, Interest-sensitive Life Contract Liabilities and Annuity Contract Liabilities” listed on page F-1 of this report for a description of the Company’s method for establishing life and annuity reserves in accordance with GAAP.

For annuity estimated payments, certain assumptions have been made about retirement patterns in the amounts reported. Actual retirements may differ significantly from those projected and may result in early withdrawal of contract funds, which could cause the timing of the obligations reported to vary significantly. In addition, contractual surrender provisions exist on an immaterial portion of these contracts that could decrease and/or accelerate those obligations presented.

Estimated Claims and Claim Related Payments - Property and Casualty Segment

The table below duplicates information above and presents the amount and estimated future timing of claims and claim related payments for property and casualty insurance. Both the total liability and the estimated payments are based on actuarial projection techniques, at a given accounting date. These estimates include assumptions of the ultimate settlement and administrative costs based on the Company’s assessment of facts and circumstances then known, review of historical settlement patterns, estimates of trends in claims severity, frequency and other factors. Variables in the reserve estimation process can be affected by both internal and external events, such as changes in claims handling procedures, economic inflation, legal trends and legislative changes. Many of these items are not directly quantifiable, particularly on a prospective basis. Additionally, there may be significant reporting lags between the occurrence of a claim and the time it is actually reported to the Company. The future cash flows related to the items contained in the table below required estimation of both amount (including severity considerations) and timing. Amount and timing are frequently estimated separately. An estimation of both amount and timing of future cash flows related to claims and claim related payments is generally reliable only in the aggregate with some unavoidable estimation uncertainty.

The following table includes estimated future claims and claims related payments at December 31, 2005. The amounts reported in the table are presented on a nominal basis and have not been discounted.

GIBSON, DUNN & CRUTCHER LLP

United States Securities and Exchange Commission

January 5, 2007

	Estimated Payments by Period As of December 31, 2005
	Total	Less Than 1 Year (2006)	1 - 3 Years (2007 and 2008)	3 - 5 Years (2009 and 2010)	More Than 5 Years (2011 and beyond)
Claims and claim adjustment expenses	$342.7	$186.8	$126.2	$26.1	$3.6

The amounts in “Claims and claim adjustment expenses” in the table above represent the estimated timing of future payments for both reported and unreported claims incurred and related claim adjustment expenses.

Financial Statements – December 31, 2005

Consolidated Statements of Cash Flows, page F-39

4.	Please explain to us why you include “Net decrease in life policy account balances” within financing activities. Please provide us with the gross amounts and explain why it is appropriate to include this amount on a net basis instead of showing the gross increases and decreases separately.

RESPONSE:

The inclusion of “Net decrease in life policy account balances” within the financing activities of the Consolidated Statement of Cash Flows reflects net decreases in contractholder deposits on interest-sensitive life insurance policies in accordance with FAS 95. Provided below are the gross amounts (deposits and withdrawals). The amounts have been presented on a net basis due to immateriality.

In $000’s	2005	2004	2003
Life policy account:
Deposits received	$2,226	$3,099	$4,190
Surrenders/withdrawals	(6,683)	(8,256)	(14,790)

Net decrease in life policy account balances	$(4,457)	$(5,157)	$(10,600)

Stock Based Compensation, page F-46

5.	Please provide to us in disclosure type format a discussion of the reasons for accelerating the vesting of all outstanding options during the year ended December 31, 2004 as discussed in the last paragraph of this section.

GIBSON, DUNN & CRUTCHER LLP

United States Securities and Exchange Commission

January 5, 2007

RESPONSE:

Provided below is sample proposed additional disclosure (see bolded additional disclosure) which will be incorporated in the next Annual Report on Form 10-K related to the reasons for accelerating the vesting of all outstanding options during the year ended December 31, 2004.

RIDER 5A

HMEC’s Board of Directors approved the acceleration of vesting of all outstanding stock options effective June 30, 2004 in an effort to recognize employees’ significant contributions to increasing shareholder value and improving underlying Company operating trends. The Board placed certain restrictions on the transfer of shares obtained by this vesting acceleration for members of the Board of Directors and 10 of HMEC’s key executive officers. At June 30, 2004, the majority of the options vested were out-of-the-money. The accelerated vesting had an immaterial effect on the Company’s operating expenses.

Note 3 – Property and Casualty Unpaid Claims and Claim Expenses, page F-54

6.	We note that your discussion here as well as in other portions of the documents makes references to the use an “independent actuarial consulting firm” in connection with your reserve balances. Please provide us with the name of the firm. Please confirm that if you reference an independent actuarial consulting firm in future filings that you will name the firm within the document.

RESPONSE:

The “independent actuarial consulting firm” utilized by the Company is Deloitte Consulting LLP. In addition, the Company confirms that if a reference is made to an independent actuarial consulting firm in future filings, the name of the firm will be provided within the document if the firm provides a consent.

Note 6 – Income Taxes, page F-63

7.	Please provide to us in disclosure type format a more detailed discussion of the issues that were involved in the favorable resolution of the contingent tax liabilities discussed at the bottom of page F-64. Include specifically the circumstances that resulted in the original recording of the contingencies and the issues that were settled in the current year. Finally, please discuss whether any similar accruals exist related to other similar tax positions for periods that are still open with the IRS.

GIBSON, DUNN & CRUTCHER LLP

United States Securities and Exchange Commission

January 5, 2007

RESPONSE:

In the next Annual Report on Form 10-K, the Company will provide additional detail disclosure (bolded below) of the contingent tax liabilities discussed at the bottom of page F-64.

Rider 7A

In 2005, the Company recorded reductions in federal income tax expense of $9,176 due to favorable resolution of contingent tax liabilities related to reinsurance premiums and separate account dividends received deductions ($5,567 in the corporate and other segment and $3,609 in the annuity segment) and recorded $1,394 of pretax income representing interest on federal income tax refunds received ($937 in the annuity segment and $457 in the other segments). In April 2005, the Company received refunds for tax years 1996 through 2001 from the IRS totaling $8,087, an amount consistent with the Company’s tax refund accruals related to those years. As a result of the receipt of IRS refunds for tax years 1996 and 1997, which were then deemed to be closed, the contingent tax liability related to those two years was eliminated, which resulted in a decrease in federal income tax expense of $2,734 in the second quarter of 2005. The remaining refunds received related to tax years 1998 through 2001, which were deemed to be closed on September 15, 2005 due to the expiration of the statute of limitations, resulting in an additional reduction in the contingent tax liability related to those four years of $6,442 that was recorded in the third quarter of 2005.

At December 31, 2005, the Company had federal income tax returns for the 2002 through 2004 tax years still open and subject to adjustment upon IRS examination. The Company has recorded $3,405 of contingent tax liabilities related to those open tax years.

Note 14 – Unaudited Selected Quarterly Financial Data, page F-81

8.	Please provide to us in disclosure type format an explanation for the significantly lower net income/loss in the third quarter of each year presented compared to the other quarters. Also include why the revenues for the third quarter of 2005 were lower than all other quarters presented.

RESPONSE:

In the next Annual Report on Form 10-K, the Company will provide additional disclosure for the significantly lower net income/loss in the third quarter of each year presented to the other quarters as well as why the revenues for the third quarter of 2005 were lower than all other quarters presented. Sample proposed disclosure is provided below.

GIBSON, DUNN & CRUTCHER LLP

United States Securities and Exchange Commission

January 5, 2007

For 2005 and 2004, the Company’s third quarter net income was significantly affected by after tax net catastrophe costs incurred (primarily attributable to hurricanes) of $28.9 million and $38.7 million, respectively. For 2003, the Company’s third quarter net income was significantly affected by property and casualty adverse loss reserve development of $19.6 million after tax. In addition, revenues for the third quarter were lower than all other quarters in 2005 due to property and casualty catastrophe reinsurance reinstatement premiums ceded in the third quarter of $8.9 million compared to $0.5 million, $0.5 million, and $0.0 million, for the fourth, second, and first quarters, respectively.

*     *     *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As indicated in the responses above, the Company respectfully proposes to make the specified revisions and additional disclosures prospectively in future filings. If you have any questions do not hesitate to call me at (202) 887-3646.

Sincerely,

/s/ Brian J. Lane
Brian J. Lane

BJL/sga

cc:	Louis G. Lower II
Peter H. Heckman
Ann M. Caparrós
Bret A. Conklin
Dwayne D. Hallman